UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
FORM 11-K
_______________________________________________________________________
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020, or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to_________

Commission File Number: 001-38095
_______________________________________________________________________
A.Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Gardner Denver, Inc. Retirement Savings Plan
B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Ingersoll Rand Inc.
800-A Beaty Street
Davidson, North Carolina 28036

GARDNER DENVER, INC. RETIREMENT SAVINGS PLAN

FORM 11-K

Report of Independent Registered Public Accounting Firm

Participants and Administrator of
The Gardner Denver, Inc. Retirement and Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of The Gardner Denver, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Information
The supplemental schedules, Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions and Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year), as of or for the year ended December 31, 2020 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan’s auditor since 2021.
Philadelphia, Pennsylvania
June 29, 2021

GARDNER DENVER, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2020	2019
Assets
Investments:
Plan's interest in Gardner Denver, Inc. Qualified Defined Contribution Master Trust	$1,320,264,474	$300,292,492

Receivables:
Employee contributions	1,311,473	325,824
Company contributions	1,482,210	216,269
Notes receivable from participants	13,933,754	3,902,367
Total receivables	16,727,437	4,444,460

Total assets	1,336,991,911	304,736,952

Net assets available for benefits	$1,336,991,911	$304,736,952
The accompanying notes are an integral part of these financial statements

GARDNER DENVER, INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES NET ASSETS AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2020	2019
Additions to net assets attributed to:
Investment income, from interest in Gardner Denver, Inc. Qualified Defined Contribution Master Trust	45,345,759	57,209,839
Interest income on notes receivable from participants	160,986	161,524
Contributions:
Company	$7,608,992	$7,435,770
Participants	10,600,896	10,799,224
Rollovers	618,995	3,372,008
Total contributions	18,828,883	21,607,002
Total additions	64,335,628	78,978,365

Deductions from net assets attributed to:
Distributions to participants	50,211,866	37,566,412
Administrative expenses	416,885	463,150
Total deductions	50,628,751	38,029,562

Transfers to the plan (Note 6)	1,018,548,082	314,702
Net increase	1,032,254,959	41,263,505
Net assets available for benefits - beginning on year	304,736,952	263,473,447
Net assets available for benefits - end of year	$1,336,991,911	$304,736,952
The accompanying notes are an integral part of these financial statements

GARDNER DENVER, INC. RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Note 1. Description of the Plan
The following brief description of Gardner Denver, Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (the “IRC”). The Plan is available to salaried, non-union hourly and union employees (if permitted by their collective bargaining agreement) of Ingersoll Rand Inc. (formerly Gardner Denver, Inc.) and any affiliate adopting the Plan (collectively, the “Company”) upon the date of employment, other than part-time employees, who must complete a year of service in order to participate. Effective June 16, 2017, the Plan was amended to permit an employee represented by the International Association of Machinists and Aerospace Workers, AFL-CIO, Lodge No. 822 to become an eligible employee under the Plan, provided that the participant irrevocably elects to opt out of participation in the Gardner Denver, Inc. Individual Account Retirement Plan for Bargaining Unit Employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Contributions
Eligible employees in the Plan may contribute an amount up to limits prescribed by the Internal Revenue Service (the “IRS”), but not less than 1%, of their annual compensation. Participants may also elect to designate their contributions as pretax contributions, Roth contributions or a combination of pretax and Roth contributions. Additionally, participants age 50 and over may make “catch-up contributions.” Participants are also allowed to rollover amounts from certain other tax-qualified eligible retirement plans to the Plan.
The Plan provides for an automatic enrollment provision where eligible employees, upon meeting the eligibility requirements, are automatically enrolled in the Plan at a default salary contribution rate of 3%. The contribution rate shall be automatically increased as soon as administratively feasible in each subsequent year by 1% until a maximum contribution rate of 6% is reached. The employee may affirmatively elect a different percentage or elect not to make salary deferral contributions.
The Company provides a safe-harbor matching contribution equal to 100% of the first 3% of each participant’s contribution and 50% of the next 3% of each participant’s deferral contribution for certain bargaining unit employees. All other participants receive a matching contribution of 100% of the first 6% of each participant’s contribution.
Vesting
Participants in the Plan are immediately fully vested in their contributions, Company matching contributions and the earnings thereon. There are certain accounts in the Plan related to prior company contributions (which are no longer being contributed to the Plan) that are subject to vesting schedules, which require 5 years of service or 3 years of service to become fully vested in such accounts, depending on the type of historic company contribution. Notwithstanding the foregoing, participants become fully vested upon reaching retirement age, death, or permanent and total disability.
Forfeitures
Forfeitures of terminated participants’ nonvested accounts are used to reduce future Company contributions or administrative expenses. Forfeitures of $5,980 and $72,691 were used to reduce company contributions and pay administrative expenses, respectively, for the year ended December 31, 2020. Forfeitures of $47,205 and $207,723 were used to reduce Company contributions and pay administrative expenses, respectively, for the year ended December 31, 2019. At December 31, 2020 and 2019, there were $416,161 and $186,075, respectively, in forfeitures available for use.
Benefits
Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in their account. The form of payment is a lump-sum distribution or installments, as elected by the participant. If the benefit is $1,000 or less at the time it becomes payable, the participant does not have the option of leaving their balance in the Plan. Participants eligible for retirement may elect a lump-sum distribution or, under certain conditions, a transfer of the value of their account to the Gardner Denver, Inc. Pension Plan to receive monthly pension payments.

Active participants who reach age 59-1/2 or experience a qualifying financial hardship may withdraw all or part of their participant deferred accounts. Hardship withdrawals will be approved only if they conform to the Plan provisions and established IRS safe harbor rules.
Employer Securities
Investment in the Ingersoll Rand Stock Fund can generally be redirected to other available investment options and includes the right for participants to receive their payout of their interest in the Ingersoll Rand Stock Fund in shares of Company stock. See Note 2 for further details on the Ingersoll Rand Stock Fund.
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of the Plan’s earnings (losses) and administrative expenses. The allocation of earnings (losses) is determined by the earnings (losses) of the participant’s investment selection, or the Plan’s default investment if no selection is made, based on each participant’s account balance or specific participant transactions, as defined in the Plan Document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of all contributions into various investment options offered by the Plan.
Notes Receivable From Participants
The Plan allows participants to borrow money from their accounts. The participant requesting a loan must have no other outstanding loans. A loan can range in value from a minimum of $1,000 to a maximum of the lesser of 50% of the participant’s total vested balance or $50,000.
Notes are secured by the participants’ account balance and the interest rate is set each month at the prime rate. The interest rate on loans outstanding as of December 31, 2020 range from 3.25% to 7.75%. Repayment terms range from one to five years. The Ingersoll Rand Industrial US, Inc. Employee Savings Plan which merged into the Plan on December 31, 2020, allowed participant note receivables used in the purchase of a primary residence to have a term of up to fifteen years. These notes maintained the same terms after the merger. The loans are due on various dates through December 2035.
Administrative Expenses
Salaries and related benefits of employees who administer the Plan are provided by the Company. All other administrative expenses are paid by the Plan. These expenses include investment management and Fidelity Management Trust Company (the “Trustee”) fees.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. If terminated, no interest or portion of the Plan may revert to the Company and termination payments to participants would be limited to the net assets of the Plan as of the date distribution arising from the plan termination are made. Also, the balance of any account that is unvested would become fully vested and nonforfeitable upon termination.
Recently Issued Legislation
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (CARES Act), which included several relief provisions available to tax qualified retirement plans and their participants. The Plan has adopted certain measures included in the CARES Act which allow qualified participants to receive coronavirus-related distributions without penalty and delay repayments of any new or outstanding loans for up to one year. The Plan has not yet been amended to adopt these provisions.

Subsequent Events
On January 1, 2021, the Plan was amended primarily to:
•Change the name of the plan from the “Gardner Denver, Inc. Retirement Savings Plan” to the “Ingersoll Rand Retirement Savings Plan”
•Add the Ingersoll Rand Stock Fund as an investment option in the Plan, including the right for participants to receive their payout of their interest in the Ingersoll Rand Stock Fund in shares of Company stock
•Change the employee contribution limit to 85% of eligible pay
•Add a true-up related to Company matching contributions
Note 2. Summary of Significant Accounting Policies
Basis Of Accounting
The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except benefits, which are recorded when paid.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. The ASU removes, modifies and adds specific disclosure requirements related to recurring and nonrecurring fair value measurements. The amendments in this update are effective retrospectively for fiscal years beginning after December 15, 2019. The adoption of ASU 2018-13 reflected in Note 4 did not impact the Plan’s statement of net assets available for benefits or statement of changes in net assets available for benefits.
Estimates And Assumptions
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.
Risks And Uncertainties
The Plan, through the Gardner Denver, Inc. Qualified Defined Contribution Master Trust (the “Master Trust”), invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. As of December 31, 2020 and 2019, the Plan had investments of $143,446,424 and $33,973,867, respectively that were concentrated in one fund.
Investment Valuation And Income Recognition
Investments in the Master Trust are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.
Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income on investments is recorded as earned on the accrual basis. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Valuation of Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as a distribution based upon the terms of the Plan Document.

Note 3. Investment in Master Trust
The Plan’s investments are held in the Master Trust, which was established for the investment of assets of the Plan and other plans sponsored by the Company. At December 31, 2020 and 2019, the Master Trust included assets of the Plan and assets of the Gardner Denver, Inc. Individual Account Retirement Plan for Bargaining Unit Employees. Each participating retirement plan has a divided interest in the Master Trust. The Plan may invest in any or all of the investments in the Master Trust. Financial information relating to the investments in the Master Trust is included in the financial statements which is administered by the Trustee.
Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon units of participation held by each plan. Administrative and investment management expenses are paid from the Master Trust and are allocated to the Plan as a reduction of investment income.
The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan's specific investments in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Although the investments of the various plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of tracking the individual activity of the plan.
The following table presents the investments and other assets and liabilities of the Master Trust and the Plan’s divided interest as of December 31, 2020 and 2019:

	December 31, 2020		December 31, 2019
	Master Trust Balances	Plan's Interest In Master Trust Balances	Master Trust Balance	Plan's Interest in Master Trust Balances
Assets
Investments - at fair value
Registered investment companies	$248,875,592	$247,729,140	$128,157,496	$126,580,612
Self-directed brokerage account	49,534,900	49,534,900	—	—
Common/collective trusts	844,394,362	840,333,711	178,429,294	173,711,880
Trane Technologies Stock Fund	143,446,424	143,446,424	—	—
Ingersoll Rand Stock Fund	39,220,299	39,220,299	—	—
Total Investments - at Fair Value	1,325,471,577	1,320,264,474	306,586,790	300,292,492
The following are net appreciation in the fair value of investments, investment income and administrative expenses for the Master Trust for the years ended December 31, 2020 and 2019:

	For the year ended December 31,
	2020	2019
Investment Income
Net appreciation in fair value of investments	$41,526,705	$52,972,325
Dividends	4,489,775	5,272,411
Total Investment Income	$46,016,480	$58,244,736

Administration expenses	$422,609	$478,921

Note 4. Fair Value Measurements of the Master Trust
The Master Trust utilizes an established framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under are described below:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Master Trust has the ability to access.
Level 2: Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following are descriptions of the valuation methodologies used for assets measured at fair value:
Registered Investment Companies
Valued at the daily closing price as reported by the fund. Registered investment companies held by the Master Trust are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The funds held by the Master Trust are deemed to be actively traded.
Self-Directed Brokerage Account
Investments in the self-directed brokerage account are at current value based on published market quotations from individual investments composing the brokerage accounts.
Trane Technologies Stock Fund
These assets represent an investment in real-time traded ordinary shares of Trane-plc, which is listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE.
Ingersoll Rand Stock Fund
These assets represent an investment in real-time traded common shares of Ingersoll Rand Inc. which is listed on the NYSE and was valued at its quoted market price at the daily close of the NYSE.
Common/Collective Trusts
Valued at the NAV of units of a bank collective trust. The NAV, as provided by the Trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of one common/collective trust with a NAV of $62,005,951 as of December 31, 2020, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. For all other common/collective trusts, there are no redemption restrictions. For the Plan years ended December 31, 2020 and 2019, there were no unfunded capital commitments.
The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2020 and 2019:

	Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Registered investment companies	$248,875,592	$—	$—	$248,875,592
Self-directed brokerage account	49,534,900	—	—	49,534,900
Trane Technologies Stock Fund	143,446,424	—	—	143,446,424
Ingersoll Rand Stock Fund	39,220,299	—	—	39,220,299
Total assets in the fair value hierarchy	481,077,215	—	—	481,077,215
Investments measured at net asset fair value per share(1)				844,394,362
Total asset fair value				$1,325,471,577

	Fair Value as of December 31, 2019
	Level 1	Level 2	Level 3	Total
Registered investment companies	$128,157,496	$—	$—	$128,157,496
Assets in the fair value hierarchy	128,157,496	—	—	128,157,496
Investments measured at net asset fair value per share(1)				178,429,294
Total asset fair value				$306,586,790
(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in Note 3.
Note 5. Related Party and Party-in-interest Transactions
Certain Master Trust investments are shares of registered investment companies managed by affiliates of the Trustee. Transactions involving the Ingersoll Rand Stock Fund, notes receivable and the Trustee of the Plan qualify as party in interest transactions allowable under ERISA regulations. Fees to the Trustee and affiliates are based on customary and reasonable fees and are paid by the Plan. On December 31, 2020, 860,765 shares of Ingersoll Rand Inc. were transferred into the Plan. Refer to Note 6 for further details of this transfer. As of December 31, 2019, there were no employer securities held directly by the Plan or through the Plan’s interest in the Master Trust.
Note 6. Transfers
On December 31, 2020, the Plan was amended to permit the merger of the assets of the Ingersoll Rand Industrial US, Inc. Employee Savings Plan, totaling $995,707,910, which were transferred into the Plan. Any person with an account balance under that plan became a participant in the Plan as of December 31, 2020 in accordance with the provisions in the Plan Document.
On December 31, 2020, the Plan was amended to permit the merger of the assets of the Ingersoll-Rand Individual Account Retirement Plan for Bargaining Unit Employees at the Buffalo, NY Plan, totaling $22,840,172, which were transferred into the Plan. Any person with an account balance under that plan became a participant in the Plan as of December 31, 2020 in accordance with the provisions in the Plan Document.
On June 14, 2019, the assets of the PMI Pump Parts, LLC 401(k) Profit Sharing Plan (“PMI Pump Plan”), totaling $314,702, were transferred into the Plan. Any person who became employed with PMI Pump Parts, LLC, who was the plan sponsor of the PMI Pump Plan, on or after May 28, 2019 were eligible to participate in the Plan. All other employees of PMI Pump Parts, LLC became Plan participants on the date the assets of the PMI Pump Plan were transferred to the Plan.
Note 7. Income Tax Status
The Plan has received a favorable determination letter from the IRS, dated November 10, 2015, indicating that the Plan, as then designed, is in compliance with the requirements of Section 401(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the plan is no longer subject to income tax examinations for years prior to 2017.
Note 8. Delinquent Participant Contributions and Loan Repayments
During the Plan years ended December 31, 2020 and 2019, the Company did not remit certain participant contributions and loan repayments to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances on the Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions, which totaled $628,911 and $152,630 in 2020 and 2019, respectively, will be corrected during 2021. Additionally, the Company will compensate participants for lost earnings resulting from the delay in the participant contributions.

Gardner Denver, Inc. Retirement Savings Plan
Form 5500, Schedule H, line 4a — Schedule of Delinquent Participant Contributions
EIN 76-0419383, Plan 87767
December 31, 2020

	Participant Contributions Transferred Late to the Plan (1)	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
For The Year Ended		Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
December 31, 2020	$628,911	$628,911	$—	$—	$—
December 31, 2019	$152,630	$152,630	$—	$—	$—
(1) Amounts include participant loan repayments

Gardner Denver, Inc. Retirement Savings Plan
Form 5500, Schedule H, line 4i — Schedule of Assets (Held at End of Year)
EIN 76-0419383, Plan 87767
December 31, 2020

(a)(b)	(c)	(d)	(e)
Identity of Issuer	Description	Cost	Current Value
Participants	Participant note receivable bearing interest rates from 3.25% to 7.75%	—	13,933,754
*Includes assets which represent permitted party-in-interest transactions to the Plan.
**The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
THE GARDNER DENVER, INC. RETIREMENT SAVINGS PLAN

Date: June 29, 2021	INGERSOLL RAND INC.

	By:	/s/ Emily Tait
Emily Tait
Chair, Benefits Administration Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Baker Tilly